Beit Hapa’amon, Suite 209
20 Hata’as St
POB 2454
Kfar Saba
Israel 44254

13 May 2009

By EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:    SPO Medical Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 31, 2009
File No.: 0-11772

Dear Mr. Vaughn

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated April 27, 2008 (the “Comments”), relating to the filing of SPO Medical Inc. (“SPO” or the “Company”) described in the Comments.

Each of the Comments will be addressed individually.  SPO has no objection to the Comments and intends to make the changes suggested by them in its future filings.  Below are Company's responses to the requests raised in the Staff's Comment Letter. The numbered paragraphs below correspond to the numbered paragraph of the Comment Letter.

Form 10-K for the Year Ended December 31, 2008

Item 9(T) Controls and Procedures, page 23

1. The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of the word “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response

SPO will effect the suggested revision in its future filings.

Consolidated Financial Statements, page F-1

Notes to the Financial Statements, page F-8

Note 3, Significant Accounting Policies

-M. Stock Based Compensation, page F-11

2. We note from page 18 and throughout the filing that you issued equity instruments for services to non-employees during fiscal 2008. Please revise your future filings to disclose how you are accounting for your equity instruments issued to non-employees. Refer to guidance EITF 96-18 and SFAS 123(R).

Response

The Staff is respectfully advised that we account for grants to non-employees according to SFAS 123(R) and EITF 96-18. The measurement date for awards to non-employees is the date that the non-employee renders the required service, at which time, then, the current fair value is finally determined and expensed. In future filings, we will disclose this accounting treatment in our financial statements.

3. We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you determined the assumptions utilized in this model, including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123 (R ) and SAB Topic 14.

Response

The Staff is respectfully advised that input to the Black Scholes is generally determined using historical data. Volatility is determined in reference to our historical volatility determined to be at 100% for the Company. Expected life of the warrants is calculated to be the contractual life of the warrant, since for our limited history, we could not develop a pattern of exercise by our employees that is shorter than the contractual life. Risk free rate is determined as the 12 months treasury average interest rate. Dividend yield was determined to be 0%, since the expectation that we will pay a dividend in the future is remote.

In future filings, we will add disclosure regarding the accounting treatment used by us in calculating such share based payments.

Note 13, Stockholder’s Equity, page F-19

4. We note here and throughout your filing that you issued warrants to your short-term note holders, investors and service providers. Please revise this note in future filings to disclose how you accounted for the warrants issued or modified, if applicable, and the valuation methodology used to value your warrants. Please also provide the significant assumptions utilized within these valuation models.

Response

The Staff is respectfully advised that we have accounted for the warrants granted to the short term note holders as additional finance expenses. The warrants were granted in the context of the conversion to equity of short-term notes and accrued interest thereon. We calculated the grant date fair value of the warrants and recognized the expense immediately. The assumptions used to determine the fair value of the warrants granted were consistent with our calculation of fair value of warrants granted, as described in our response to comment no.3 above. The accounting and assumptions used will be disclosed in our future filings.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comments raised  in the Comment Letter. Please do not hesitate to contact myself or the Company's attorneys if we can be of further assistance.

Yours sincerely, /s/ Jeff Feuer Jeff Feuer, Chief Financial Officer